Exhibit 21.1

SUBSIDIARIES

For the three months ended September 30, 2012, the corporate structure of the Company, after the sale and disposition of certain operating subsidiaries during the first quarter of 2012, consisted of the following:

(a)

100% ownership interest of Mount Knowledge Asia Ltd., Hong Kong (“MKA”);

(b)

100% ownership interest of MTK USA.

For the year ended December 31, 2012 and for the six months  ended June 30 2013, the corporate structure of the Company, after the sale and disposition of the remaining operating subsidiaries during the fourth corporate of 2012, respectively, consisted of no subsidiaries.

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